Enbridge Energy Partners, L.P. Suite 3300, 1100 Louisiana Houston, Texas 77002 USA

August 26, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, mail stop 4628

Washington, DC 20549

Attention:	Ethan Horowitz, Branch Chief

Kimberly L. Calder, Assistant Chief Accountant

Diane Fritz, Staff Accountant

Via EDGAR

Re:	Enbridge Energy Partners, L.P

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 17, 2016

Form 10-Q for Fiscal Quarter Ended June 30, 2016

Filed July 29, 2016

File No. 1-10934

Dear Ladies and Gentlemen:

To supplement the response submitted to the staff dated August 26, 2016 to the comment letter received from the staff on August 15, 2016, relating to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q, Enbridge Energy Partners, L.P. (the “Partnership”) confirms and acknowledges that:

•	The Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	The Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the staff has questions regarding the foregoing, please contact Stephen J. Neyland at (713) 821-2167.

Thank you in advance for your attention to this matter.

Yours truly,

/s/ STEPHEN J. NEYLAND

Stephen J. Neyland

Vice President—Finance

cc:	C. Gregory Harper

Mark A. Maki

Noor Kaissi

Laura McMahon (Baker & Hostetler LLP)